Prenetics Executives Announce Open Market Share Purchases Totaling Approx. $1.45 Million

CHARLOTTE, N.C., November 24, 2025 – Prenetics Global Limited (NASDAQ: PRE) ("Prenetics" or the "Company"), the parent company of IM8 and a global health-tech and longevity company pioneering a dual-engine strategy across consumer wellness and Bitcoin, today announced that all key members of its executive leadership team have executed open market purchases of Prenetics’ common stock during the Company’s designated trading window.
In total, the executive team acquired 111,911 shares of Prenetics’ common stock for an aggregate purchase price of approximately $1,446,887.

Individual Transaction Details
Danny Yeung, Chief Executive Officer
In two open market transactions on November 18 and 19, Mr. Yeung acquired a total of 40,118 shares for a total purchase price of approximately $502,000, at an average price of approximately $12.51 per share.

Rahul Ramchand, Chief Marketing Officer
In two open market transactions on November 12 and 14, Mr. Ramchand acquired a total of 60,000 shares for a total purchase price of approximately $793,972, at an average price of approximately $13.23 per share.

Stephen Lo, Chief Financial Officer
In an open market transaction on November 21, Mr. Lo acquired 8,000 shares for a total purchase price of approximately $100,915, at an average purchase price of approximately $12.61 per share.

David Vanderveen, President of Americas
In an open market transaction on November 20, Mr. Vanderveen acquired 3,793 shares for a total purchase price of approximately $50,000, at an average purchase price of approximately $13.15 per share.

Danny Yeung, CEO of Prenetics, commented:
“These purchases reflect our collective conviction in the long-term vision of Prenetics and IM8. With IM8 scaling rapidly as one of the fastest-growing wellness brands globally and our Bitcoin-treasury strategy reinforcing long-term financial resilience, our executive team is fully aligned with shareholders. We believe Prenetics is still in the early innings of unlocking its true value, and we are investing personally because we see an exceptional future ahead.”

This press release is being furnished as an exhibit to a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka. IM8 has achieved the fastest growth trajectory in supplement industry history, reaching $100M Annual Recurring Revenue in just 11 months from launch, outpacing even leading AI startups.

As the first consumer health company to establish a Bitcoin treasury, Prenetics continues to pioneer at the intersection of health innovation and digital assets - purchasing 1 Bitcoin per day, now totaling 501 BTC as of November 24, 2025.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: future alpha-generating activities involving the Company’s Bitcoin holdings could expose it to additional risks; the Company’s purchase of Bitcoin subjects it to risks related to extreme volatility and speculative nature of Bitcoin; the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.